Banco Itaú Holding Financeira S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

MEETING OF THE FISCAL COUNCIL
OF AUGUST 4 2008

On August 4 2008 at 11:00 a.m. at the company’s head office, the effective members of the Fiscal Council of BANCO ITAÚ HOLDING FINANCEIRA S.A., met with the purpose of: a) appointing the President of the Fiscal Council, pursuant to article 2 of its Internal Charter; b) providing an opinion on the financial statements for the period from January to June of 2008.

Beginning the agenda of the day with an examination of the first item, the Councilors resolved to maintain the appointment of Prof. Iran Siqueira Lima as President of the Fiscal Council and Councilor Alberto Sozin Furuguem to substitute him in the event of his absences or incapacity.

Subsequently, Iran Siqueira Lima, expressed his appreciation for his fellow councilors’ renewed vote of confidence, making himself available to his colleagues in the performance of their duties.

Subsequently, moving on to examine the financial statements for the period from January to June of  2008,  the Fiscal Councilors resolved to register the following opinion:

“The effective members of the Fiscal Council of BANCO ITAÚ HOLDING FINANCEIRA S.A., having perused the financial statements for the period from January to June of 2008, have verified the accuracy of all the items examined and, in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company’s capital structure,  financial position and the activities conducted by the company during the period.”

There being no further matter for discussion, the meeting was declared concluded and its work completed. The relative minutes having been transcribed, read and approved, were signed by all those present. São Paulo-SP, August 4 2008. (signed) Iran Siqueira Lima - President, Alberto Sozin Furuguem and Marcos de Andrade Reis Villela – Councilors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer